EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,338	$1,205	$2,616	$2,636	$1,806	$2,303	$1,000
(Income) Loss from Equity Investees, net of Distributions	(4)	(11)	(19)	(25)	(5)	(10)	(33)
Fixed Charges	265	286	571	600	633	755	821
Capitalized Interest	(4)	(33)	(68)	(45)	(37)	(26)	(32)
Preferred Securities Dividend Requirements of Subsidiaries	0	(2)	(2)	(6)	(6)	(6)	(6)

Total Earnings	$1,595	$1,445	$3,098	$3,160	$2,391	$3,016	$1,750

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$258	$277	$555	$581	$615	$737	$803
Interest Factor in Rentals	7	7	14	13	12	12	12
Preferred Securities Dividend Requirements of Subsidiaries	0	2	2	6	6	6	6

Total Fixed Charges	$265	$286	$571	$600	$633	$755	$821

Ratio of Earnings to Fixed Charges	6.02	5.05	5.43	5.27	3.78	3.99	2.13

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to this the amortization of capitalized interest and the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.